Filed Pursuant to Rule 424(b)(3)
Registration No. 333-127405

SUPPLEMENT NO. 7, DATED JUNE 28, 2007, TO THE PROSPECTUS DATED OCTOBER 24, 2006

OF CB RICHARD ELLIS REALTY TRUST.

We are providing this Supplement No. 7 to you in order to supplement our prospectus dated October 24, 2006 as supplemented by our Supplement No. 1 dated December 8, 2006, our Supplement No. 2 dated March 29, 2007, our Supplement No. 3 dated April 4, 2007, our Supplement No. 4 dated April 4, 2007, our Supplement No. 5 dated May 3, 2007 and our Supplement No. 6 dated May 16, 2007. This supplement provides information that shall be deemed part of, and must be read in conjunction with, the prospectus. Capitalized terms used in this Supplement No. 7 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

DESCRIPTION OF PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the sections “Risk Factors” and “Real Estate Investments.”

Property Acquisitions

On June 22, 2007, we entered into definitive purchase agreements (the “Agreements”) with certain affiliates of Johnson Development Associates, Inc., an unrelated third-party, to acquire, subject to customary closing conditions, a portfolio of 31 distribution and light-manufacturing industrial buildings (the “Carolina Portfolio”) located in North Carolina and South Carolina. The aggregate contract purchase price for the Carolina Portfolio is $183.4 million, exclusive of transaction costs, financing fees and working capital reserves. We anticipate that the acquisition will be funded from the proceeds of our initial public offering, mortgage financings obtained in connection with the acquisition and up to $55.2 million of existing mortgage financing which may be assumed, subject to lender approval. We have provided a deposit of $2.2 million in connection with the execution of the Agreements that is refundable in the event certain closing conditions are not met.

The Carolina Portfolio consists of 31 distribution and light-manufacturing industrial buildings located in the markets of Greenville/Spartanburg, South Carolina; Charleston, South Carolina; and Charlotte, North Carolina. The Carolina Portfolio totals approximately 4.0 million square feet of industrial space and is currently 78.5% leased.

The acquisition is scheduled to close in two phases, $158.0 million in the third quarter of 2007 and $25.4 million in the first quarter of 2008. We anticipate that a portion of the Carolina Portfolio may be sold to third-parties either simultaneously with the closing or shortly thereafter. However, the Agreements are subject to a number of contingencies and there can be no assurances that this acquisition will transpire nor can there be any assurances that we will be successful in selling a portion of the Carolina Portfolio.